UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarter Ended June 30, 2002

UNITIL CORPORATION

(Name of Registered Holding Company)

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of reporting company	Energy or gas-related company	Date of organization	State of organization	Percentage of voting securities held	Nature of business

Indentation indicates subsidiary relationship

Unitil Corporation

Unitil Resources, Inc.	Energy	5/26/93	NH	100%	Energy Brokering & Consulting Services

Description of Various Energy Brokering & Consulting Services Undertaken by
Unitil Resources Inc:

Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed. From time to time staff visit other locations, predominately in New England, representing client interests.

Energy Brokering and Consulting Services:

Unitil Resources Inc. is Unitil Corporation's wholly-owned non-utility subsidiary and has been authorized by the Securities and Exchange Commission, pursuant to the rules and regulations of the 1935 Act, to engage in business transactions as a competitive marketer of electricity, gas and other energy commodities in wholesale and retail markets, and to provide energy brokering, consulting and management related services within the United States.

In April 2000, Unitil formed Usource, Inc. and Usource L.L.C. , collectively "Usource", to operate its Internet-based brokering and related energy products and services businesses. Usource, Inc. is a wholly owned subsidiary of Unitil Resources, Inc. and an indirect subsidiary of Unitil Corporation. Usource, Inc. is the sole member of Usource L.L.C.

Usource is an Internet-based energy marketplace that provides customers access to a customer-driven auction process for energy commodities and to a suite of value-added energy products, services and tools. Usource runs on the transactional-based software and energy commodity exchange developed and licensed from Enermetrix.com (The "Exchange") to assist customers with their energy procurement process and to ensure competitive, time-sensitive bids from energy suppliers. Usource acts as a broker, not an energy supplier. The Exchange provides energy suppliers with an Internet-based energy marketplace to offer energy consumers products and services. Usource will also provide data and information services to commercial and industrial customers desiring to control their energy procurement process and manage their energy usage.

The Federal Communications Commission has determined that Usource, Inc. and Usource LLC are exempt telecommunications companies, as that term is defined in PUHCA Section 34(a)(1), as amended. Accordingly, financial information for Usource, Inc. and Usource LLC is not included in the financial statements that follow.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate company advancing funds	Reporting company receiving funds	Type of transaction	Net Change in contributions

Unitil Corporation	Unitil Resources Inc	Capital contribution	None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Unitil Service Corp	Unitil Resources, Inc.	Admin and General	$175,543	$116,066	$0	$291,609

Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service. Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Consulting services provided by Unitil Service during the first six months of 2002 included regulatory, finance, accounting, marketing, energy management and administrative services.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

(Dollars in Thousands)

Investments in Energy-related Companies:

(1) Total consolidated capitalization as of June 30, 2002	$180,925
(2) Total capitalization multiplied by 15%	27,139

(3) Greater of $50 million or line 2		$50,000

Total current aggregate investment:

Energy-related business:
(4) Unitil Resources, Inc.	6

(5) Total current aggregate investment		6

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 5)		$49,994

Investments in Gas-related Companies		$0

ITEM 5 - OTHER INVESTMENTS

Major line of energy- related business	Other investment in last U-9C-3 report	Other investment in this U-9C-3 report	Reason for difference in other investment

Energy Brokering and Consulting	$0	$0	n/a

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Unitil Resources, Inc.

(A Wholly-owned Subsidiary of Unitil Corporation)

BALANCE SHEET

(UNAUDITED)

ASSETS:	June 30, 2002

Current Assets:
Cash	$303,819
Accounts Receivable	2,458
Accounts Receivable	123,261
Total Current Assets	429,538

Prepayments	52,718
Refundable Taxes	4,948

Total Assets	$487,204

LIABILITIES AND STOCKHOLDERS EQUITY:

Current Liabilities:
Notes Payable	$358,927
Accounts Payable	121,809
Misc Current Liabilities	539
Total Current Liabilities	481,275

Stockholder's Equity:
Common Stock, $1.00 par value
Authorized - 10,000 shares
Outstanding - 10,000 shares	100
Premium on Common Stock	9,900
Miscellaneous Paid in Capital	1,178,867
Retained Earnings	(1,182,938)
Total Stockholder's Equity	5,929

Total Liabilities and Equity	$487,204

Unitil Resources, Inc.

(A Wholly-owned Subsidiary of Unitil Corporation)

STATEMENT OF EARNINGS

(UNAUDITED)

	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002

Revenues:
Service Revenues	287,016	574,461
Total Revenues	$287,016	$574,461

Operating Expenses:
Purchased Power	(2,622)	(3,115)
Administrative and General	291,896	586,312
Provision for Income Taxes	(1,309)	(3,673)
Total Operating Expenses	287,965	579,524

Operating Loss	(949)	(5,063)

Nonoperating Income	---	93

Net Loss	$(949)	$(4,970)

  Exhibits

None.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Unitil Corporation

By: /s/ Mark H. Collin
Mark H. Collin
Treasurer

Dated: August 29, 2002